UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2010

Commission File Number: 001-34238

THE9 LIMITED
Building No. 3, 690 Bibo Road
Zhangjiang Hi-tech Park, Pudong New Area
Shanghai 201203, People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE9 LIMITED
By:	/s/ Jun Zhu
	Name:	Jun Zhu
	Title:	Chairman and Chief Executive Officer

Date: March 22, 2010

Exhibit Index
Exhibit 99.1 — Press Release

Exhibit 99.1
The9 Limited Announces Acquisition of Majority Interest in Red 5 Studios
Shanghai, China — March 22, 2010. The9 Limited (NASDAQ: NCTY) (“The9”), an online game developer and operator in China, and Red 5 Studios, Inc. (“Red 5”), an online game developer in the United States, today jointly announced that they have entered into a definitive investment agreement pursuant to which The9 will invest a total amount of approximately US$20 million for a majority interest in Red 5.
Mr. Jun Zhu, The9’s Chairman and Chief Executive Officer, commented, “Red 5 is a creator of innovative entertainment software, designing games that focus on ease of play and fun. With the acquisition, The9’s global strategy is beginning to take shape. It will further enhance our game development capability and diversify our game portfolio and pipeline. I believe our collaboration will create new and exciting entertainment content for people around the world.”
Mark Kern, the Chief Executive Officer of Red 5, said, “We are very excited to welcome The9 as our key investor and to announce that they are making a commitment to us with the equity infusion. The investment recognizes the hard work of the Red 5 team and the strong potential of the game we are working on, as well as our ability, in the future, to become a multi-game studio. By leveraging The9’s outstanding expertise in the operation of online games, we will have a great advantage in bringing our games to millions of online gamers around the world. We look forward to a long and fruitful partnership with The9.”
About The9 Limited
The9 Limited is an online game operator and developer in China. The9’s business is primarily focused on developing and operating high-quality games for online game market. The9 directly, or through affiliates, operates licensed MMORPGs and advanced casual games including Soul of The Ultimate Nation™, Granado Espada, EA SPORTS™ FIFA Online 2 and Atlantica, as well as its proprietary games World of Fighter and Jiu Zhou Zhan Ji, in mainland China. It has also obtained exclusive licenses to operate other games in mainland China, including Audition 2 and Kingdom Heroes 2 Online. In addition, The9 is developing various proprietary games, including Miracles: Ultimate X, Tiny Tribe, Monster of War and other MMORPGs and advanced causal games.

About Red 5 Studios, Inc.
Red 5 Studios is an online game developer located in California, formed in 2006 by former executives and developers from Blizzard Entertainment®. Red 5 Studios is dedicated to bringing together millions of gamers across the World by creating immersive worlds, intriguing stories and compelling characters and believes that online games and persistent worlds are the future of video games.
Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. The9 may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about The9’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, The9’s limited operating history as an online game operator, political and economic policies of the Chinese government, the laws and regulations governing the online game industry, information disseminated over the Internet and Internet content providers in China, intensified government regulation of Internet cafes, The9’s ability to retain existing players and attract new players, license, develop or acquire additional online games that are appealing to users, anticipate and adapt to changing consumer preferences and respond to competitive market conditions, and other risks and uncertainties outlined in The9’s filings with the U.S. Securities and Exchange Commission, including its annual reports on Form 20-F. The9 does not undertake any obligation to update any forward-looking statement, except as required under applicable law.
For more information, please contact:
Ms. Phyllis Sai
IR Manager, Investor Relations
The9 Limited
Tel: +86 (21) 5172-9990
Email: IR@corp.the9.com